UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13E-3/A
(Rule 13e-100)
Amendment No. 2
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.
(Name of Issuer)

TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

88059U 10 8
 (CUSIP Number of Class of Securities)

Linda M. Crouch-McCreadie
Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
100 Med Tech Parkway, Suite 200
Johnson City, Tennessee  37604
(423) 928-0181
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.   ☒  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of    1934.

b.           ☐         The filing of a registration statement under the Securities Act of 1933.

c.           ☐          A tender offer.

d.           ☐          None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
*$2,333,001.50	**$91.69

* For purposes of calculation of fee only, this amount is based on 262,135 shares (the number of shares of common stock of the Issuer to be converted into Class A or Class B common stock in the proposed Reclassification) multiplied by $8.90, the last reported trading price per share of common stock as of May 8, 2008.

** Determined pursuant to Rule 0-11(b) by multiplying $2,333,001.50 by 0.00003930.

☒        Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount previously paid:      $  91.69                               Filing Party:  Tennessee Valley Financial Holding, Inc.

Form or Registration No.:   Schedule 13E-3                         Date Filed:  July 1, 2008

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

                                                                                                                                                                                                                                                                              Page

INTRODUCTION	.........................................................................................................................................................	1
TRANSACTION STATEMENT	.........................................................................................................................................................	2
ITEM 1.	Summary Term Sheet.................................................................................................................	2
ITEM 2.	Subject Company Information...................................................................................................	2
ITEM 3.	Identity and Background of Filing Person..............................................................................	2
ITEM 4.	Terms of Transaction..................................................................................................................	4
ITEM 5.	Past Contacts, Transaction, Negotiations and Agreements................................................	5
ITEM 6.	Purposes of the Transaction and Plans or Proposals............................................................	5
ITEM 7.	Purpose(s), Alternatives, Reasons and Effects......................................................................	5
ITEM 8.	Fairness of the Transaction......................................................................................................	6
ITEM 9.	Reports, Opinions, Appraisals and Negotiations..................................................................	7
ITEM 10.	Source and Amount of Funds of Other Consideration.........................................................	7
ITEM 11.	Interest in Securities of the Subject Company.....................................................................	7
ITEM 12.	The Solicitaion or Recommendation.......................................................................................	7
ITEM 13.	Financial Statements.................................................................................................................	8
ITEM 14.	Persons/Assets, Retained, Employed, Compensated or Used.............................................	8
ITEM 15.	Additional Information..............................................................................................................	8
ITEM 16.	Material to be Filed as Exhibits.................................................................................................	8
SIGNATURES	.......................................................................................................................................................	9
EXHIBIT INDEX	.......................................................................................................................................................	10

INTRODUCTION

The Schedule 13E-3, to which this filing relates, was originally filed on July 1, 2008.  The Schedule 13E-3 was filed by Tennessee Valley Financial Holdings, Inc., a Tennessee corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13E-3 thereunder. We are proposing that our shareholders adopt an amendment to our charter that will result in the reclassification of certain shares of our common stock into newly authorized shares of Class A and Class B common stock. If the transaction is completed, our shareholders of record who hold between 302 and 1,089 shares of common stock will receive shares of Class A common stock and our shareholders holding fewer than 302 shares will receive shares of Class B common stock, all on the basis of one share of Class A common stock or Class B common stock for each share of common stock held by such shareholders. Our shareholders of record who hold 1,090 or more shares of common stock prior to the transaction will continue to hold the same number of shares of common stock following the reclassification transaction. The effect of the transaction will be to reduce the number of shareholders of record of common stock to fewer than 300, which will allow us to terminate our reporting obligations.

This Amendment No. 2 to the Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a definitive proxy statement filed by Tennessee Valley Financial Holdings, Inc. pursuant to Regulation 14A under the Exchange Act, pursuant to which the holders of the common stock will be given notice of the special meeting at which they will be asked to approve the reclassification transaction, and to transact any other business properly brought before the special meeting. The proxy statement is incorporated by reference to the Schedule 14A, as amended, filed with the Securities and Exchange Commission on September 17, 2008.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1.  SUMMARY TERM SHEET.

Reg. M-A 1001

The information set forth in the proxy statement under the captions "SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION -- QUESTIONS AND ANSWERS" and “SPECIAL FACTORS – Overview of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

Reg. M-A 1002

(a)   Tennessee Valley Financial Holdings, Inc., 401 S. Illinois Avenue, Oak Ridge, Tennessee 37830, phone number:  (865) 483-9444.

(b)   The information set forth in the proxy statement under the caption “DESCRIPTION OF CAPITAL STOCK – Common Stock” is hereby incorporated herein by reference.

(c)   The information set forth in the proxy statement under the caption "MARKET PRICE OF COMMON STOCK AND DIVIDEND INFORMATION - Market for Common Stock"   is  hereby incorporated herein by reference.

(d)   The information set forth in the proxy statement under the caption "MARKET PRICE OF COMMON STOCK AND DIVIDEND INFORMATION – “Market for Common Stock -  Dividends" is hereby incorporated herein by reference.

(e)           Not applicable.

(f)    Not applicable.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

Reg. M-A 1003(a) through (c)

(a)-(c)
See Item 2(a) above.  The filing person is the subject company.  Tennessee Valley Financial Holdings, Inc. is incorporated in the State of Tennessee. During the last five years, Tennessee Valley Financial Holdings, Inc. has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Directors and Executive Officers of Tennessee Valley Financial Holdings, Inc.

Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers. Each person identified below is a United States citizen. Unless otherwise noted, the principal address of each person identified below is 401 S. Illinois Avenue, Oak Ridge, Tennessee 37830.

Name and Address	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years

Larry Beeman 687 Emory Valley Rd., Suite A, Oak Ridge, TN 37830	Director. Owner, Investment Planning Services, Inc.

A. P. Cappiello 100 Tulsa Rd., Suite 28 Oak Ridge, TN 37830	Director. Attorney.

Mark B. Holder	Secretary. Senior Vice President, TNBank, wholly-owned subsidiary of Tennessee Valley Financial Holdings, Inc.

J. Frank Jamison 673 Emory Valley Rd. Oak Ridge, TN 37830,	Chairman of the Board. Owner and President, Tele-sys, Inc.

Terry L. Krebs 10613 Dutchtown Rd. Knoxville, TN 37932	Director. President, Advanced Office Systems.

Janice B. McNally 94 Royal Troon Circle Oak Ridge, TN 37830	Director. Corporate Director-Leadership Development for Covenant Health, formerly President and Chief Administrative Officer of Methodist Medical Center.

Dr. Thomas D. Moye, Jr. 7714 Conner Road, Suite 103 Powell, TN 37819	Director. Oral Surgeon.

Braxton Sadler	Senior Vice President, TNBank.

Kenneth F. Scarbro	Vice President and Chief Financial Officer.

James Stalsworth 543 W. Lamar Alexander Pkwy Maryville, TN 37801	Vice President, TNBank

Thomas E. Tuck	Director, President and Chief Executive Officer.

W. Robert Witt 1242 Weisgarber Rd. Knoxville, TN 37917	Director. Owner and President, Witt Building Materials.

To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.  TERMS OF TRANSACTION.

Reg. M-A 1004(a) and (c) through (f)

(a)
The information set forth in the proxy statement under the captions "SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION -- QUESTIONS AND ANSWERS," and "SPECIAL FACTORS - Overview of the Reclassification Transaction," "SPECIAL FACTORS - Background of the Reclassification Transaction," "SPECIAL FACTORS - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "SPECIAL FACTORS – Our Position as to the Fairness of the Reclassification Transaction,” "SPECIAL FACTORS – Purpose and Structure of the Reclassification Transaction,” "SPECIAL FACTORS - Effects of the Reclassification Transaction on Southern Heritage,” "SPECIAL FACTORS - Effects of the Reclassification Transaction on Shareholders of Tennessee Valley," "SPECIAL FACTORS – Plans or Proposals,” "SPECIAL FACTORS - Accounting Treatment," "SPECIAL FACTORS – Material Federal Income Tax Consequences of the Reclassification Transaction,” "DESCRIPTION OF CAPITAL STOCK – Class A Common Stock and Class B Common Stock,” and "DESCRIPTION OF CAPITAL STOCK – Class A Common Stock and Class B Common Stock to be Issued in the Reclassification Transaction,” is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the caption "SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION -- QUESTIONS AND ANSWERS”  - Effects of the Reclassification Transaction on Shareholders of Tennessee Valley" is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption "Dissenters’ Rights" is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the caption "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and "SPECIAL FACTORS - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions "SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION -- QUESTIONS AND ANSWERS," is hereby incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Reg. M-A 1005(a) through (c) and (e)

(a)	The information set forth in the proxy statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS," is hereby incorporated herein by reference.

(b)-(c)	Not applicable.

(e)	Not applicable.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Reg. M-A 1006(b) and (c)(1)-(8)

(b)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS - Effects of the Reclassification Transaction on Tennessee Valley," "SPECIAL FACTORS - Plans or Proposals," and "SPECIAL FACTORS - Accounting Treatment" is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING," "SPECIAL FACTORS - Background of the Reclassification Transaction," "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation, " "SPECIAL FACTORS - Effects of the Reclassification Transaction on Tennessee Valley, " "SPECIAL FACTORS - Plans or Proposals," and "SPECIAL FACTORS - Effects of the Reclassification Transaction on Shareholders of Tennessee Valley" is hereby incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

Reg. M-A 1013

(a) - (c)
The information set forth in the proxy statement under the captions "SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION -- QUESTIONS AND ANSWERS," "SPECIAL FACTORS – Background of the Reclassification Transaction," "SPECIAL FACTORS - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "SPECIAL FACTORS - Our Position as to the Fairness of the Reclassification Transaction," and "SPECIAL FACTORS - Purpose and Structure of the Reclassification Transaction" is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS - Background of the Reclassification Transaction," "SPECIAL FACTORS - Effects of the Reclassification Transaction on Tennessee Valley," "SPECIAL FACTORS - Effects of the Reclassification Transaction on Shareholders of Tennessee Valley," "SPECIAL FACTORS - Plans or Proposals," and "SPECIAL FACTORS - Material Federal Income Tax Consequences of the Reclassification Transaction" is hereby incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION

Reg. M-A 1014

(a)-(b)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS - Background of the Reclassification Transaction," “SPECIAL FACTORS - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "SPECIAL FACTORS - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Overview of the Transaction” "SPECIAL FACTORS - Background of the Reclassification Transaction," and "SPECIAL FACTORS - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "SPECIAL FACTORS - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Overview of the Transaction” "SPECIAL FACTORS - Background of the Reclassification Transaction," and "SPECIAL FACTORS - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "SPECIAL FACTORS - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Overview of the Transaction” "SPECIAL FACTORS - Background of the Reclassification Transaction," and "SPECIAL FACTORS - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "SPECIAL FACTORS - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(f)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Overview of the Transaction” "SPECIAL FACTORS - Background of the Reclassification Transaction," and "SPECIAL FACTORS - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "SPECIAL FACTORS - Our Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Reg. M-A 1015

(a)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Overview of the Transaction” " SPECIAL FACTORS - Background of the Reclassification Transaction," "SPECIAL FACTORS - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "SPECIAL FACTORS - Our Position as to the Fairness of the Reclassification Transaction" and "OTHER MATTERS - Reports, Opinions, Appraisals, and Negotiations" is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Reg. M-A 1007

(a)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS - Background of the Reclassification Transaction," "SPECIAL FACTORS - Financing of the Reclassification Transaction" and "SPECIAL FACTORS – Fees and Expenses” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the proxy statement under the caption "SPECIAL FACTORS - Fees and Expenses" is hereby incorporated herein by reference.

(d)	Not applicable.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Reg. M-A 1008

(a)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Record and Beneficial Ownership of Common Stock” and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

(b)           The information set forth in the proxy statement under the caption "DESCRIPTION OF CAPITALSTOCK—Transactions Involving Our Securities" is hereby incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

Reg. M-A 1012(d) and (e)

(d)
The information set forth in the proxy statement under the captions "SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION -- QUESTIONS AND ANSWERS," "SPECIAL FACTORS - Background of the Reclassification Transaction," "SPECIAL FACTORS - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "SPECIAL FACTORS – Our Position as to the Fairness of the Reclassification Transaction,” and "SPECIAL FACTORS - Interests of Certain Persons in the Reclassification Transaction" is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS - Background of the Reclassification Transaction," "SPECIAL FACTORS - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" and "SPECIAL FACTORS - Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

Reg. M-A 1010(a) and (b)

(a)
The information set forth in the proxy statement under the captions "SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)" and "OTHER MATTERS - "Information Accompanying the Proxy Statement " is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" is hereby incorporated herein by reference.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Reg. M-A 1009

(a)-(b)	The information set forth in the proxy statement under the caption "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING” is hereby incorporated by reference.

ITEM 15.  ADDITIONAL INFORMATION.

Reg. M-A 1011(b)

(a)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16.  MATERIAL TO BE FILED AS EXHIBITS.

Reg. M-A 1016

(a)           Definitive Proxy Statement, together with the proxy card.*

(b)           Not applicable.

(c)           Not applicable.

(d)           Not applicable.

(e)           Definitive Proxy Statement.*

(f)           Definitive Proxy Statement.*

(g)           Not applicable.

(h)           Not applicable.
___________________

*Incorporated by reference to the Company's Schedule 14A filed with the SEC on September 17, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Tennessee Valley Financial Holdings, Inc.

Dated: September 17, 2008	By:	/s/ Thomas E. Tuck
Name: Thomas E. Tuck
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)	Definitive Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Definitive Proxy Statement.*

(f)	Definitive Proxy Statement.*

(g)	Not applicable.

(h)	Not applicable.
___________________

*Incorporated by reference to the Company's Schedule 14A filed with the SEC on September 17, 2008.